

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2007

Mr. Edward C. Dowling
President and Chief Executive Officer
Meridian Gold Inc.
9670 Gateway Drive
Reno, NV 89521-3952

> **Re:** **Meridian Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2006**
> **Filed on March 28, 2007**
> **Response Letter Dated September 4, 2007**
> **File No. 001-12003**

Dear Mr. Dowling:

     We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 4, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.3 Audited Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

Note 3. Significant Accounting Policies

(n) Mineral Exploration and Development Costs, page 37

1.   We note your response to our prior comment four of our letter dated August 10, 2007. Please clarify how you determine if a specific underground operation that is in close physical proximity to a separate underground operation within the same geological formation is deemed a single mine or multiple mines. If applicable, please compare and contrast circumstances where such operations share extraction or processing equipment or infrastructure.

2.   We note from your response to our prior comment six of our letter dated August 10, 2007 that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your US GAAP accounting policy disclosures to address the items below. In addition, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented.   Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

    a) Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

    b) You can obtain the benefit and control others access to it, and,

    c) The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria,

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief